8/19



03029390

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Vozrozhdenye

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
AUG 27 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4257 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 8/20/03

2002



VOZROZHDENIYE BANK

ANNUAL REPORT

2002



VOZROZHDENIYE BANK

ANNUAL REPORT



Dear shareholders! Dear friends and colleagues!

This Annual Report presents you the Management's commentary on last year's results in detail, therefore in this foreword I will only highlight some of the more important figures
and will focus on our future prospects. Our future achievements will be a continuation of the present trends, based on the results we have already achieved.

Last year's results once again demonstrated that our strategic direction has been correct. The Bank's development during the accounting period shows significant growth of all activities. Net assets increased by 28 percent during the past year and reached 17 billion rubles. The Bank's capital exceeded 1.5 billion rubles. Our balance sheet profit for 2002 reached 308 million rubles. The volume of lending, one of our principal activities, grew throughout the year and reached 11 billion rubles by the beginning of this year. In 2002 the number of the cards issued by Bank exceeded 300 thousand. There is a steady growth of the volume of funds on corporate and individual clients' accounts, reaching 12.8 billion rubles by the beginning of 2003.

We have also improved many of the ways we work with clients. Our branches and offices have become sales centers for the Bank's products, helping clients understand their use and benefits. We expanded the range of the products directed to different types of clients to better meet their needs. We have made efforts to simplify our financial products. At the same time, we can develop solutions for individual problems by combining various standard products.

The Bank works actively in 19 regions of Russia, although we also have many clients beyond their limits. The Bank has always participated in addressing state and social problems. As in the previous years, the Bank played an active role in implementing various social-economic programs at federal, regional, and municipal levels of government. However, our orientation towards developing the real sector of the economy and assisting domestic manufacturers remains a priority for the Bank.

Our strategic direction, and our main priorities, will remain constant in the near future. This year the Bank will continue to expand the range of retail services. We will begin to Issue of virtual cards and cards containing micro-chips. New domestic and international payment schemes are being prepared. We are introducing new forms of consumer credit. It will also be possible to use our ATM's to carry out a wider spectrum of payments than today.

For corporate clients, the Bank is preparing even more convenient credit practises, comprehensive service programs, hi-tech products for cashless settlements and remote management of the funds on accounts. The Bank will pay close attention to expanding our relations with international financial institutions. We will also continue to develop new methods of financing our clients' foreign trade activity. And, naturally, in order to consolidate our position in financial markets, we will undertake efforts to increase the Bank's capital.

In 2003 our goal is to continue to strengthen our resource base while we attract new clients. We will aim to increase our quantitative indices while we continue to improve the quality of our work.

Dear shareholders, dear partners and clients, dear colleagues! I would like to express my heartfelt gratitude to all of you for your cooperation and our mutual understanding. We will continue every effort to make our cooperation lasting and fruitful. Our Bank is open for everyone. And I trust that together we will contribute to strengthening the Russian economy.

Dmitry ORLOV,
President of Bank Vozrozhdeniye

The Mission of Vozrozhdeniye Bank is to promote the growth of well being of every Russian citizen, to actively support domestic business, to enhance national economic growth, to promote regional social and economic development, to guarantee reliability and high quality of services and to contribute to strengthening the country's finance and credit system.

Vozrozhdeniye Bank, a full-service commercial bank, offers a complete spectrum of financial products and services to corporate and individual clients in the regions of Russia serviced by the Bank. Customers of Vozrozhdeniye Bank values are our principal. This client-oriented policy is aimed at high-quality professional service.

Vozrozhdeniye Bank is a socially significant credit and financial institution. During our whole existence the Bank has actively participated in state programs aimed at solving social and economic problems of various regions of Russia. The Moscow Region has historically been the centre of the Bank's strategic interests. The Bank's offices operate in almost all districts of the Moscow Region providing banking services to state-owned and municipal enterprises, institutions, and individuals in various social strata. The Bank has participated in implementing the Region's social and economic programs by creating a modern banking infrastructure and ensuring timely receipt of tax and budgetary payments.

Vozrozhdeniye Bank is a modern bank with numerous traditions. Created on the basis of the Moscow Regional Department of Agroprombank of the USSR, we have extensive experience and long-standing and successful business ties with our partners and clients. The stability, reliability and competitiveness of Vozrozhdeniye are guaranteed by the continuing improvements in our products and services, by the introduction of latest advances in information technology and by skilful combination of international experience with the best domestic banking traditions.

Vozrozhdeniye Bank is a bank of federal importance. Our extensive branch network ensures that the full spectrum of modern products and services and modern banking technology are available to our corporate and individual clients in all regions of our presence.

Vozrozhdeniye Bank is a bank that attributes great value to our integrity and business reputation. Following business ethics within the legal framework is a fundamental principle of Vozrozhdeniye. Proper performance of our obligations to clients and partners and the safety and augmentation of our shareholders' value are the Bank's main working principles.

Bank's development prospects in 2003

The Bank considers an increase in its equity capital to be a major factor of the Bank's development. The relationship of capital to the size of our operations and conformity with the norms established by the Central Bank of Russia are a priority of Vozrozhdeniye Bank. In 2003 the Bank plans to increase our equity capital, calculated in accordance with the Russian Standards of Financial Reporting, to 3 billion rubles.

Consistency in carrying out client-oriented policy, technology-based banking products and services and the effective use of delivery channels are all basic to achieving our strategic goals.

The most important elements of the Bank's activity continue to be lending to the real economy, especially the industrial and agricultural sectors, participating in state programs and cooperating with Russian cities and regions.

The Bank will continue to develop and strengthen our position in the Moscow region. Lending to enterprises and organizations will increase. There will be close cooperation with city and district administrations and active participation in the Region's social and economic programs.
As an authorized bank to the Moscow City Government, Vozrozhdeniye will continue to participate in the city programs.

In servicing corporate and individual clients, the Bank will continue to expand and improve the range of banking products, ensuring technological competitiveness and programs designed for particular client groups. We hope to considerably expand our client base. We will achieve this with a flexible policy based on combining individual approaches to clients with tailored combinations of standardized products. The Bank considers improvement of the quality of service corresponding to modern requirements to be a priority in working with clients. Further enhancements to sales practices will be implemented in order to achieve these goals.

As always, Vozrozhdeniye will aim at maintaining its leading position in providing basic banking products and services in the regions where we have operations.

Retail banking services program will be actively developed. The "Golden Constellation" brand of deposits has been very successful with private individuals. We will expand our consumer credit program.

Continuing the success of recent years, we will further expand our bank card infrastructure, including installation of ATM's in the different regions, but concentrating on the Moscow region. Intensive use of ATM's as one of the means of delivering banking products will be further developed. We expect that the number of the bank cards issued by Vozrozhdeniye Bank will grow by 100 thousand within this year. In 2003 we plan to begin issuing chip-based VISA cards and use them in our payroll services. We expect continued great demand by private individuals for utilities payments via ATM's and "your account 7x24" service. We will introduce as a standard service the facility to receive account balance information by phone, SMS-service or by Internet.

The Bank regards our branch network as a major strategic resource, covering the leading economic regions that possess significant economic potential. This year we plan to open a number of new offices in territorial divisions, mainly in the central part of Russia.
The primary goal in 2003 will be to increase the efficiency of work in the branches. Branches will be transformed into specialized channels of delivering banking products using a uniform technology platform.
The branch network development program envisages, in parallel with the network expansion, optimization of its maintenance expenses.

As always, the Bank will devote close attention to developing our relations with international financial institutions. We will continue to expand our cooperation with foreign banks and national export agencies in financing trade operations.

One of our important tasks is the reduction of expenses by development and implementation of improved information technologies. There will be further work on creating an integrated uniform information database for internal processes automation. This will reduce reporting and technical work in the branches and improve centralization of controls and reporting.

Stability and Reliability. Vozrozhdeniye considers maintaining our reputation as a reliable and stable financial institution of federal importance to be one of our primary goals.

Reliability and stability are the major components of a good business reputation for a bank. Vozrozhdeniye Bank occupies a steady position in the Russian banking system. For a number of years it has always been included in the list of the 30 largest credit organizations published by the Central Bank of Russia.

According to the Moscow Region classification of banks' reliability, Vozrozhdeniye Bank has maintained a stable position within the most reliable grouping. For several years Vozrozhdeniye has been included in annual ratings published by "Ekspert" and "Dengi" magazines of the 200 largest Russian companies based on the market capitalization level.

PricewaterhouseCoopers, one of the world's four most authoritative independent audit firms, is the official independent auditor for the Bank. PricewaterhouseCoopers conducts the annual audit of the Bank's reports prepared in accordance with both Russian and international standards of financial reporting. During the year an intermediate audit is conducted.

The highlights of Vozrozhdeniye Bank's financial results demonstrate our effective work, stability and reliability.

RUR in thousand

	on 31.12.2002	on 31.12.2001
Net wealth	**17 288 216**	**13 502 376**
Capital and reserves	**1 532 872**	**1 215 877**
Lending to customers and banks	**11 075 699**	**8 807 902**
Deposits	**15 695 119**	**11 512 407**
Customer accounts	**12 815 599**	**9 524 144**
Gross operating profit	**411 967**	**182 404**

During the 2002 year balance sheet profit amounted to RUR 308 177 thousand

Vozrozhdeniye Bank in 2002

Lending is one of the Bank's principal activities. Loans and credits make up 64% of the bank's assets.
Last year Vozrozhdeniye Bank continued to increase its credit volumes. By the beginning of 2003 the Bank's lending portfolio reached 11.1 billion rubles, exceeding last year's level of 8.8 billion rubles by 2.3 billion rubles.

The Bank carries out all kinds of credit operations. Credits are given both in Russian rubles and in foreign currency. As of January 1, 2003 Russian currency denominated credits made up 68 % and that of foreign currency denominated ones 32% of the total.

Our lending policy is based on granting of loans to clients who have a steady financial position and play a key role in regional development. The Bank devotes special attention to borrowers' reliability and loan security, keeping strict control of risks.

Within the lending portfolio, the increase in several Russian regions has grown at surpassing rates. Credit volumes directed to the regions of the South of Russia, the Far East, and the Northwest have grown considerably. Previously the greatest part of the lending portfolio was concentrated in the Moscow region, but now we are achieving good regional diversification in the portfolio.

Along with increasing credit volume, the number of borrowers has increased as well. During the last year the number of borrowing clients grew by 126%, exceeding 1400 enterprises of various sizes and types.

Vozrozhdeniye focuses on crediting the real sector of the economy, which makes up 71% of the lending portfolio. Industrial enterprises, among which the majority are food and conversion industries, comprise 36.9% of all credits.

In 2002 such forms of corporate crediting as financial leasing for enterprises and factoring operations were introduced. With factoring, the client does not need to track daily payments received from their debtors. As a financial partner, the Bank undertakes to deal with the enterprises' debtors and analyzes their financial and economic situation. A number of large clients of the Bank have already used these services.

Loan Portfolio, RUR thousands


12,000,000
9,000,000
6,000,000
3,000,000
0
31.12.2001
31.12.2002

Loan Portfolio by Region 31 Dec. 2002, in Corporate Customers, % of total


Other regions
30%
Moscow
41%
Moscow Region
29%

Loan Portfolio by Region 31 Dec 2001, in Corporate Customers, % of total


Other regions
24%
Moscow
55%
Moscow Region
21%

Enterprises in the country's agricultural sector have always received significant support from Vozrozhdeniye Bank. We participate in the state credit program for agricultural manufacturers and agricultural products conversion enterprises with our own financial resources. Part of the interest is subsidized by government provided that the borrower meets certain requirements. In 2002 about 700 million rubles worth of credits was provided to the agricultural enterprises.

The Bank participates in the federal program aimed at expanding cooperation between the Russian Federation and the Republic of Belarus. Within the frame of the intergovernmental program "Development of the Belarus-Russian trade for 2000-2005", Vozrozhdeniye Bank and Mezhtorgbank (Minsk) signed a collaboration agreement with a 10 million US dollar-limit of mutual guarantees.

Vozrozhdeniye's participation in regional programs has remained a priority for a number of years. The Bank devotes special attention to cooperation with Russian cities and regional administrations with whom the Bank has concluded many cooperation agreements. Using the potential of our developed branch network, the Bank actively participates in local and regional programs. As of January 1, 2003 credits of more than 0.5 billion rubles were outstanding to Russian cities and regional administrations. During the year 1.7 billion rubles worth of such credits were issued.

In 2002 the Bank took part in regional programs of the Moscow Region, the Republic of Mordovia, Khabarovsk, Sverdlovsk and Tula Regions, and actively expanded its cooperation with the city administrations of Kaliningrad, Saransk and Volzhsky. Such loans help cities and regional administrations cover temporary cash deficits that occur in the course of the city budget implementation, finance new social construction, and participate in investment programs. The Bank also provides payroll services so that budget-financed employees receive their salaries using bank cards.

Vozrozhdeniye is an authorized bank of the Moscow City Government. Within the framework of the General Agreement on Collaboration and the program of cooperation with the Moscow Foods Supplies Department approved annually by the parties, the Bank financed the purchase of food for the capital. During the accounting year more than 1 billion rubles worth of guarantees was provided for this purpose. The Bank financed trading and conversion enterprises for more than 200 million rubles and 11.5 million US dollars.
The Bank efficiently uses its branch network to expand economic relations between domestic manufacturers and suppliers of foodstuffs from Russian regions and Moscow purchasing enterprises. The Bank will participate in implement-

Loan Portfolio by Economy Sectors 31 Dec. 2002,
% of total


Other
7%
Publishers
1%
Transport
and communications
2%
Regional and
local administrations
5%
Banks
6%
Agriculture
7%
Manufacturing
37 %
Trade and services
18%
Private customers
10%
Construction
7%

ing the joint program of the Governments of Moscow and the Moscow Region aimed at developing poultry farming in the Moscow Region.
The Bank participates in Moscow's "technical modernization for enterprises program". As of January 1, 2003 loans granted to Moscow enterprises amounted to 4.2 billion rubles.

Since its establishment, the Moscow Region has been in the centre of Vozrozhdeniye's strategic interests.
Last year Vozrozhdeniye Bank and the Moscow Region Government signed an Agreement on "Collaboration in the Financial and Credit Sphere" in order to enhance the comprehensive social and economic development of the Moscow Region. The Agreement attributes special importance to the wide introduction of non-cash settlements, in particular those made via bank cards.
As of January 1, 2003 the volume of financing granted by the Bank to enterprises of the Moscow Region amounted to 2.5 billion rubles.

The Bank participates in the target Transport Development Program of the Moscow Region Government. It provides financial support aimed at developing the Moscow Region transportation network, grants credits for replacing and enlarging automotive fleets of transportation enterprises, for supplementing their working capital and for constructing or renovating bus stations and terminals. The total amount of the credits granted in 2002 reached 576 million rubles.

Vozrozhdeniye is a bank authorized to implement the regional program "Mortgage Housing and Housing Loans in the Moscow Region in 2002-2003". Within the framework of this housing program the Bank services accounts and receives payments from the population for the account of the Moscow Region Mortgage Corporation and the regional Credit cooperative society.

Within the framework of the Regional program "Gas Delivery Development of the Moscow Region in 2001-2004", the Bank, in cooperation with the Moscow Region Union of Investors, finances the construction of gas pipelines, gas distribution stations and the replacement of outdated equipment to provide gas supplies for residential areas in several districts.

Vozrozhdeniye Bank finances social projects of the Moscow Region. For pensioners we provide bank cards for non-cash transfer of pensions and free-of-charge delivery of pensions.



In 2002 the Bank signed an Agreement on Collaboration with the Moscow regional medical insurance fund so that fund employees can have their salaries credited to special bank card accounts in the Bank.

The Bank plans to take part in the Moscow Region tourist services market development project. The wide network of the Bank's offices in the Moscow region will help promote this market's efficient functioning.

Vozrozhdeniye Bank finances construction of sports facilities that are of a great social value in the Moscow Region. Among these are the all-purpose sports facility in Shchelkovo, the "Olympic" sports palace in Chekhov, the "Ice Palace" in Klin, and the "Ice Palace" and the reconstruction of "Locomotive" stadium in the Dmitrov district.

Servicing Corporate Customers. Providing a high-level professional service to corporate clients remains one of the Bank's fundamentally important tasks.

For many years Vozrozhdeniye has been included by various rating agencies on the list of banks with the most clients. As of January 1, 2003, funds on the clients' accounts amounted to 7.5 billion rubles, exceeding last year's level by almost 1 billion rubles.

Our results last year in servicing corporate clients prove the appropriateness of our customer relations policy based on providing a full range of services to every client. This means providing comprehensive service while balancing the client's and Bank's interests, acting only within the legal framework and not interfering with the clients' business.

Taking into consideration the clients' needs, the Bank's experts develop individual schemes using various financial tools alongside traditional services, furnish exhaustive information on the full range of the Bank's products, and provide consulting support on financial issues and current legislation to the Bank's clients. During 2002 the Bank continued to implement our client-oriented approach, providing enterprises and organizations with standardized service packages, rather than less efficient separate banking products. Market segmentation has helped us meet the needs of clients more effectively. In particular, effective standard banking services packages were offered to clients engaged in foreign trade activities.

Average monthly transaction in settlement rouble accounts, RUR thousands


20,000,000
15,000,000
10,000,000
5,000,000
0
2001
2002

Promissory Notes Outstanding, RUR thousands


700,000
525,000
350,000
175,000
0
31 Dec. 2001
31 Dec. 2002

Within the framework of our comprehensive approach the Bank offers clients engaged in foreign trade activities a special set of services that includes:

- bank guarantees to the State Customs Committee of clients' obligations performance;
- special customs card for efficient settlement of payments made in favor of the customs authorities. This allows the client to retain working capital and ensures effective control over payments made in favor of the customs authorities;
- medium-term financing using foreign banks' credit lines and settlement of the clients' documentary and trade operations payments using letters of credit.

In 2002 the Bank continued to improve its services to clients with multiple offices using the opportunities and advantages of our wide branch network. Coordinated by the Bank's central office, the local work of servicing clients' subdivisions is carried out by the Bank's branches. Our electronic remote account management system "Client – Bank" makes services to such clients much more effective. More than a third part of customer payments are effected through this system. In 2002 enhancements to this system allowed clients to manage and control several organizations' accounts and to control work with the Bank from several locations.

Corporate clients of Vozrozhdeniye Bank work in 19 regions of the country and receive full comprehensive service through the Bank's branch network wherever they are. Here are some examples which demonstrate the practical advantages for large clients:

Vozrozhdeniye Bank and Mostransavto from Moscow Region are long-standing partners. This enterprise's local office network covers practically the entire Moscow region. Both the great number of our branches and the active usage of the "Bank-Client" system by Mostransavto increase the efficiency of providing service. Vozrozhdeniye Bank supports the development programs of Mostransavto by granting credits for constructing passenger service infrastructure and for leasing vehicles. Payroll services now cover more than two thirds of Mostransavto's offices; i.e., more than 50 locations with nearly 17 thousand employees receiving their salaries via bank cards.

The Krasnogorsk "S.A. Zverev" factory is one of the largest industrial enterprises of the Moscow Region. The Bank provides this company with working capital credit and a full spectrum of account services, including payroll. We plan to grant consumer credit to the employees with the factory's guarantee.

There are many multibranch enterprises that are clients in other economic sectors. The MAIR Industrial Group, which is engaged in purchase, conversion and delivery of ferrous and nonferrous metals to the country's metallurgical enterprises, receive services in the Moscow Region, and in Petrozavodsk, Yaroslavl, Volgograd, Nizhny Novgorod, Ekaterinburg. Among other notable large enterprises are Magadanenergo in the Far East and the Vester group of companies, a trading holding located in Kaliningrad.
Across the broad geographic expanse of Russia, the Bank's regional branches and offices ensure smooth high quality banking services designed for both big clients with multibranch structures and small-sized enterprises.

Services for Private Clients. Working in the retail services market, providing service to individual clients is the other half of the Bank's main activities. In the early 90's the Bank began developing its retail business by offering deposits to individual customers. Ever since, Vozrozhdeniye has been constantly included in the top ten of the Russian savings banks by volume of individual savings deposits.
Vozrozhdeniye constantly works towards expanding the range of bank deposit products, offering new special deposits with attractive interest rates and additional opportunities designed to meet needs of various population groups.

In 2002 new kinds of deposits with interest capitalization and tacit prolongation at customer were offered to depositors. The Bank's unique feature are branded three-month season deposits with higher interest rates, such as "Summer Time", ""Golden Fall", "Winter Flowers", and "Spring Feast ".
Expansion of the range of deposits contributed to growth in funds in individual deposits: in 2002 the amount of money increased 1.9 times and by the beginning of 2003 amounted to 5.4 billion rubles.

During the past year the Bank offered new banking products to its individual clients.
With the help of "Non-cash Conversion" service, clients can efficiently convert their funds from one currency into another under the most favorable terms.
Non-cash payments for goods and services become more and more wide-spread among both private individuals and enterprises. With this service there is the opportunity to create a chain of cashless settlements: from the enterprise-employer's account to the employee's personal account to the account of the enterprise selling the goods.

Private Customers' Accounts and Deposits,
RUR thousands


6,000,000
4,500,000
3,000,000
1,500,000
0
31 Dec. 2001
31 Dec. 2002



In 2002 the Bank continued to develop its consumer credit program. This is a promising banking product with high demanded which will expand the range of the services provided to individuals and legal entities. The first stage of implementing this program will be by granting loans to corporate clients' employees with surety provided by the employer. In the near future the Bank intends to introduce consumer credits for vehicles and home appliances purchase.

During 2002 we expanded the list of the organizations whose services can be paid for at the Bank's offices and via ATM's: MTS, BeeLine, NTV+, community utilities, and loans from Russian Standard Bank.

The Bank pays special attention to the aged persons. For several years the Bank has been running a comprehensive service program for pensioners: pensions delivery, special types of convenient deposits which are advantageous for depositing pensions, and favorable terms on bank cards.

The Bank offers individuals currency exchange operations through a large network of exchange offices. At present there are 106 such offices, 75 of which are in the Moscow Region. The clients are also offered safe-deposit boxes rental and memorial precious metal coins. Golden coins were in great demand among the clients during the past year.

In 2003 the Bank, by simultaneously cooperating with several international transfer systems, will provide fast money transfer operations. We will open about 50 transfer offices for receiving and delivering payments to ensure comprehensive services for different types of customers.

The Bank is preparing an Internet-based broker services that will permit clients to access stock exchanges irrespective of location.

The Bank continuously improves its approach to private individuals. We are working to ensure that all standard services are provided in all the regions of the Bank's presence. The office business hours for working with clients have been extended to increase the convenience of banking services for individuals. The systematic and coordinated approach in retail banking has resulted in a significant increase in the number of new clients and in their use of the financial services.

Banking Cards. Our bank cards development program provides for issuing and acquiring of all types of international cards, especially Visa International and MasterCard International, using our own certified processing center.


Volume of an utility and others payments from a private customers to organizations,
RUR thousands
2,000,000
1,500,000
1,000,000
500,000
0
2001
2002
Card Transactions,
volume: RUR thousands
8,800,000
6,600,000
4,400,000
2,200,000
0
2001
2002
Cards Outstanding,
number: thousands
400
300
200
100
0
31 Dec. 2001
31 Dec. 2002
MasterCard
Visa
Local

As of January 1, 2003 the number of bank cards exceeded 300 thousand. The funds on special bank card accounts doubled during 2002 and now exceed 1 billion rubles.

Vozrozhdeniye Bank continues to implement various types of payroll services for enterprises and organizations with flexible tariff plans: "basic", "profitable", "profitable plus". Using payroll services through bank cards provides a series of advantages in comparison with the traditional salary payment form, for both companies and employees. At present Vozrozhdeniye provides these services to more than 1.5 thousand enterprises and organizations of the Moscow Region and other Russian regions.
In 2002 the Bank started to grant loans to cardholders of payroll programmes. Credit for these holders of international debit cards are usually provided by allowing overdraft on the card account in either Russian rubles or foreign currency.

The Bank has issued more than one hundred thousand bank cards of the Visa International system. On December 1, 2002 Visa International's Russia General Director, Lou Naumovsky, awarded the Bank a certificate thus celebrating this significant event.

Last year Vozrozhdeniye Bank continued its vigorous activities on the bank cards market, expanding their acceptance and service infrastructure. During 2002 the Bank established 75 new ATM's.
By the beginning of 2003 the total number of installed ATM's was 175, including more than 100 in the Moscow region. The bank has 155 cash disbursement offices. More than 600 trading and service enterprises maintain contractual relations with the Bank where bank cards can be used. In 2002 the volume of operations in the trading and service network exceeded 175 million rubles.
Introduction of on-line ATM's payments for MTS and BeeLine subscribers who possess international cards issued by any bank is a natural continuation of our cooperation Mobile Telesystems (MTS) and VympelCom (BeeLine). The Bank's ATM's are located in convenient and accessible places and operate 24 hours a day. The vast network of ATM's, primarily in the Moscow region, makes it more convenient for the cardholders to pay for cellular communication services, especially during vacations and in the summer season.

The Bank has completed the certification procedure for issuing and acquiring chip-cards of VISA International and has begun issuing the virtual card "Visa Virtuon", a simple and convenient way of paying for Internet purchases. Introduction of these products will increase the safety of transactions and to provide additional services for clients.

Card Account Balances,
RUR thousands


1,200,000
900,000
600,000
300,000
0
Foreign currency
RUR
31 Dec. 2001
31 Dec. 2002

ATMs by Region,
% of total


Other Regions
36%
Moscow
4%
Moscow Region
60%

Merchants by Region 31 Dec. 2002,
% of total


Other Regions
51%
Moscow
6%
Moscow Region
43%

Financial Market Activities. The Bank's financial market operations during 2002 maintained our position as an active participant in various sectors of the money and stock markets.

In the past year the Bank continued to strengthen interbank market cooperation, evidenced by new and increased limits for the Bank by principal market operators.

In 2002 the Bank used the market for Russian foreign currency denominated debt instruments as one of the main areas to investing its funds with a stable investment volume of 50-70 million US dollars in the course of the year. During 2003, the tendency towards lower US dollar interest rates and Russia's increasing investment attractiveness provided a high return from such investments. The Bank's infrastructure allows it to work with a full range of operations with both domestic foreign currency bonds and Russia's eurobonds. In current conditions where the market for Russian corporate issues is expanding, the Bank believes it is appropriate to diversify its portfolio by including foreign currency eurobonds of highly reliable issuers.

The corporate bond market developed rather slowly in the first half of 2002. New issuers appeared and market liquidity grew gradually, a substantial part of which can be explained by underwriters' activity.
The Bank adhered to a conservative strategy in the corporate bond market, usually buying at issue from first-class borrowers, aiming at an optimum relationship between profitability and risk. We conduct a comprehensive analysis of both the market situation and the issuers' financial reports.

During 2002 the Bank conducted operations, purchase/sale of bills of exchange and Repo-transactions, in the corporate ruble bills of exchange market of only liquid instruments of such large companies as GAZPROM and SBERBANK (the Savings Bank of the Russian Federation).

As always, in 2002 the Bank remained an active participant of the interbank lending market and placed monetary funds for 1-day to 3-month terms. Our placed funds volume was almost double that of the funds taken by the Bank.
Interbank credit transactions were conducted in order to both maintain the Bank's current liquidity and to receive an arbitrage profit.
When carrying out currency conversion operations in 2002, the Bank actively used the Moscow Interbank Currency Stock Exchange trading floor, conducting direct transactions with market participants within the framework of estab-


Volume of a conversion transactions, USD millions
4,000
3,000
2,000
1,000
0
2001
2002



lished limits. The total volume of conversion operations reached 3.8 billion US dollars, 2.9 times more than the previous year.

International Operations. Cooperation and development of relations with foreign financial institutions is increasingly important for the Bank's development strategy. The continuing growth of our clients' foreign trade transactions and their interest in attracting international finances in order to implement projects gives the Bank a good basis to be more active with foreign credit institutions and export agencies.

The Bank has expanded its settlement operations and trade financing operations with foreign banks. In 2002 cooperation with the largest western clearing banks, Bank of New York, JP Morgan Chase, Credit Lyonnais and others, developed within the framework of established correspondent relations on the basis of credit lines opened to Vozrozhdeniye Bank.

We have active cooperation with national export agencies of foreign countries. Their guarantees allow us to attract medium-term credits from foreign banks in order to finance our clients' import contracts. In the past year arrangements for such cooperation were made with the agencies of Austria, Germany, Poland, the Czech Republic, and Hungary. In order to promote development of our clients' trade relations with Hungarian enterprises, the Bank signed a Memorandum on Collaboration with Hungarian EximBank. This agreement allows Vozrozhdeniye Bank's Russian enterprise clients 5-year financing for purchases of Hungarian equipment.

In 2003 the Bank will continue to expand cooperation with foreign banks in documentary operations and financing foreign trade activity using credit resources, including those attracted under other country national export agencies' guarantees.

The Bank's network of correspondent relations with foreign commercial banks allows us to service our clients' foreign trade activity with high efficiency and reliability but with less commitment of our own financial resources.
Vozrozhdeniye Bank is a participant of the SWIFT international payments system that provides rapid settlement operations with high quality and reliability of service.
The Bank has a widespread correspondent network which now covers 55 Russian banks and 111 foreign ones, including 7 from the CIS countries.

Correspondent relations with Russian banks allow efficient, quick and least expensive settlement operations inside Russia on behalf of clients, as well as efficient use of our own liquidity.

A main direction of our treasury operations activity in 2002 was the expansion of the number of counter-parties among Russian banks, primarily with larger banks with whom mutual credit limits had been established and agreements regulating such operations had been signed. Cooperation with medium and small-sized banks was carried out only with appropriate risk and security provisions.

The Bank has an extensive contractual base which allows to us to use as security the most liquid financial instruments, such as bills of exchange, bonds of domestic state foreign currency loan, eurobonds and federal loan bonds. On this basis, correspondent banks are given an opportunity to receive credit lines for various terms. The Bank continued to work towards conclusion of General Agreements on Cooperation in the Monetary, Currency and Securities Markets. In 2002 more than 40 agreements were signed bringing the total number of such agreements on cooperation to more than one hundred.

Branch Network Development. The our branch network is a major factor of the Bank's dynamic and steady development and the foundation for implementation the Bank's plans.

The broad regional network of offices is a powerful strategic resource for Vozrozhdeniye Bank. Since its establishment the Bank has consistently developed the branch network in regions that possess significant economic potential.

The Bank's primary objective is to strengthen its position and influence in regions where it already has branches and to enter new financial markets by selectively expanding its presence geographically in Russia.

The Bank's branch network is continually being improved to make it more efficient. In the past year the Bank opened four offices in the Moscow Region. In 2003 the Bank plans to open seven new offices in the central part of European Russia.

When creating new branches or offices, the Bank is guided by a precise long-term development plan and by the presence of preconditions which should make the branch successful even in the short-term. Such preconditions include the size of



Settlements in Roubles,
number: thousands
4,800
3,600
2,400
1,200
0
2001
2002
Payments via the Client-Bank System,
% of total payments
36
27
18
9
0
2001
2002
Cash Collected and Distributed,
overall volume: RUR thousands
60,000,000
45,000,000
30,000,000
15,000,000
0
2001
2002

the potential client base and business forecast, geographic potential and expected return on investment. The present network includes more than 100 branches and offices in 19 regions of Russia.
As always, the Bank occupies a strong position in the Moscow Region: 70 offices in almost all the district centres. The Bank will continue to strengthen its dominant position in the Moscow Region by way of opening new offices in order to increase the number of clients.

The goal for the branches is to capture a leading position in all banking services in its geographic area. In order to achieve this branches must focus their efforts on the appropriate client segments and offer a set of services precisely focused on client requirements. Within this, an individual approach to the most important clients is matched by a broad range of services for the general public.

Our paramount task is to improve the ability to sell the Bank's services. For several years, the Bank has been implementing organizational changes in the branches so that they concentrate their activity on developing a banking services sales function.

All branches provide a full range of services. Among the most important are settlement and cash services, the "Client-Bank" remote access system, loans and deposits, currency exchange, a wide spectrum of bank cards services, collection and cash delivery services. Of particular convenience to individuals are payments, receipt and transfer for utilities, taxes, cellular telephone and satellite TV NTV+ services, safe deposit boxes and the sale of precious metals memorable coins.

The wide network of branches and offices helps the Bank to be closer to our clients. We believe that the attention to clients' needs, creating flexible and convenient programs, efficient decision-making and openness are principle standards which are important when working with the clients.

Clients have an opportunity to receive information on the major events in the Bank's activity, financial reports and rating agency data. The on-line data concerning the Bank and its services can be found on the corporate web site in the Internet at the following address: http://www.vbank.ru. The web site also allows customers to subscribe so that updated data on the Bank can be received by e-mail. Cellular phones that support WAP can receive information on the Bank's branches, currency exchange offices, bank cards and ATM's and retail stores and outlets that accept payments by bank cards at the address: wap.vbank.ru.



Technological Development. The Bank's information and banking technologies are continually developing and improving.
The improvement of the software provided to branches has expanded the range and efficiency of service provided. The Bank's ATMs can now receive utilities and other types of payments from clients.

In 2002 we developed our settlement system, both centrally and in the branches, to allow clients' payments to be effected within the network within 1 hour.

Vozrozhdeniye Bank pays close attention to banking technology to ensure good development, implementation and control of technological operations and procedures in order to secure effective operational performance, reduction of risk and improvement of service quality.

At present we are aiming at further integrating information flows. In the Central Office and the branches we are working to create an integrated multibranch banking activity automation system. This will provide the Bank with a centralized corporate information base for reporting functions performance, supervision and will significantly reduce the expense of regulatory reporting. Implementation of this project will also allow us to offer the clients more advanced banking products and services featuring an even greater degree of reliability.

Human Resources. Effective personnel management promotes the professionalism of the Bank's employees on which our success is based.
By the beginning of 2003 the number of the employees reached 3.9 thousand people. Vozrozhdeniye Bank has formed a highly qualified team. It combines the knowledge and experience of the older generation of banking experts and the energy of the young employees who are acquainted with contemporary work methods. A favorable internal climate among employees, amicable relations, readiness to help each other in finding solutions for problems arising in the course of the job performance; these are the factors that promote the Bank's dynamic growth.

The human resources policy of Vozrozhdeniye takes into account the strategic goals and is focused on increasing the effectiveness of employees' work. Continuing improvement of professional skills and training of the staff is most important to the Bank. The bank's training system is multilevel and covers all personnel. Apart from the traditional forms of training, mutual training, mentorship and individual plans of self-training are used.

The Bank uses effective forms of staff selection and training.
Vozrozhdeniye Bank supports close contacts with the higher educational establishments. The Bank cooperates with the Finance Academy, with the Plekhanov Economic Academy, with Lomonosov Moscow State University and the Banking School of the Bank of Russia. These higher educational institutions provide a regular inflow of young experts.

Contemporary banking activity is characterized by a high degree of complexity and dynamism, therefore employees should possess not only professional knowledge, but also ability to make decisions quickly within the framework of Bank's general strategy. This is possible on the condition that every employee adheres to Vozrozhdeniye main corporate philosophy principles.

Community Involvement. Vozrozhdeniye Bank's social program is aimed at the well-being of the country and at helping the destitute.
While working successfully in the financial and credit sphere and promoting reinforcement of the Russian economy, the Bank pays significant attention to solving particular social problems and supporting culture. During the entire period of its existence, the Bank has been engaged in charities, assisting the least protected population groups, as well as medical institutions and social security organizations which take care of handicapped persons, veterans, elderly persons. The Bank allocates funds to support public health services, in particular regional and city hospitals.

Vozrozhdeniye also actively helps youth education. The Bank provides assistance to many schools and advanced learners' schools and specialized secondary educational institutions. Vozrozhdeniye allocates funds for student grants giving the opportunity to selected talented students to better express their abilities and to use them in the future for the well being of the society. The Bank has particularly close relations with the Financial Academy of the Government of the Russian Federation and the President of Vozrozhdeniye Bank is the head of this school's Board of Trustees. The Bank also supports sports which is important for the younger generation of Russians.

Vozrozhdeniye Bank promotes development of domestic culture, supports regional libraries and provides help in restoring the country's monuments. The Bank's contribution to preservation of the country's cultural heritage is its corporate collection of Russian paintings.

Independent Auditor's Report

On the published annual report forms of the Open Joint-Stock Company Bank "Vozrozhdeniye".
For the attention of the shareholders of the Open Joint-Stock Company Bank "Vozrozhdeniye":

1. We have audited the accompanying published annual report forms of the Open Joint-Stock Company Bank "Vozrozhdeniye" (hereinafter referred to as the Bank) for the period of the Bank's activity starting January 1 and ending December 31, 2002. In accordance with the Directive of the Bank of Russia No. 1051-У dated November 15, 2001 "On credit organizations' and banking groups' published reports", the Bank's published annual report forms comprise the balance sheet, including off-balance accounts and trust management accounts sections, the profit and loss statement, the cash flow data, the information on compliance with the main requirements established by the normative acts of the Bank of Russia (hereinafter all reports are collectively referred to as "the published annual report forms"). The published annual report forms have been prepared by the management of the Bank on the basis of the accounting reports drawn up in accordance with the legislation and normative acts of the Bank of Russia. The published annual report forms prepared on the said basis essentially differ from financial reports prepared in accordance with the International financial reports standards, in particular in respect of valuation of assets and capital, recognition of obligations and disclosure of information.

2. Preparation and submission of the published annual report forms is the responsibility of the management of the Bank. Our responsibility is to express an opinion, based on our audit, on proper preparation of data contained in the published annual report forms, in all material respects, and on compliance of the book-keeping, in all material respects, with the legislation of the Russian Federation and with normative acts regulating activity of credit organizations in the Russian Federation for the purposes of drawing up published annual report forms.

3. We conducted our audit in accordance with:

- the Federal law No. 119- ФЗ dated August 7, 2001 "On Auditing Activity;
- the Federal Law No. 395-1 dated December 2, 1990 "On Banks and Banking Activity";
- the Federal Rules (Standards) of Auditing Activity, approved by the Resolution of the Government of the Russian Federation No. 696 dated September 23, 2002;
- the Rules (Standards) of Auditing Activity, approved by the Presidential Audit Committee;
- normative acts of the Bank of Russia regarding credit organizations activity;
- normative acts of the Bank of Russia regarding audit of credit organizations, in the part that does not contradict the legislation on auditing activity regulation;
- International Standards on Auditing;
- internal auditor's standards.

In accordance with requirements of the Russian legislation our audit has been planned and conducted so as to obtain reasonable assurance that the published annual report forms do not contain material misstatements. In accordance with requirements of the Russian legislation our audit was conducted on a selective basis and included examining, on a test basis, evidence supporting the amounts and disclosures in the published annual report forms of the information on financial-economic activity, evaluating principles and methods of book-keeping and rules of preparation of published annual report forms, defining the main assessed values received by the management of the Bank, as well as evaluating the overall published annual report forms presentation, the management quality and the status of the Bank's internal control, in the part that is related to the accompanying published annual report forms preparation. We believe that our audit conducted in accordance with requirements of the Russian legislation provides a reasonable basis for our opinion on proper preparation of the published annual report forms in all material respects and on compliance of the book-keeping with the legislation of the Russian Federation for the purposes of drawing up published annual report forms.

4. In our opinion, the published annual report forms of the Open Joint-Stock Company Vozrozhdeniye Bank accompanying this Auditor's Report present fairly, in all material respects, the financial position of the Bank as of January 1, 2003 and results of its financial-economic activity for the period starting January 1 and ending December 31 2002, in conformity with the normative acts of the Russian Federation applicable to the credit organizations activity.

March 27, 2003

Director of the Closed Joint-Stock Company PricewaterhouseCoopers Audit, **E.V. Filippova**

Auditor (the certificate of competence No. 012783, issued November 28, 2000, valid until November 27, 2003)
V.A. Demushkin

VOZROZHDENIYE BANK BALANCE SHEET

RUR in thousand

N	Name of item	on 31.01. 2002	on 31.01. 2001
1	2	3	4
	Assets		
1.	Cash and balances with the Central Bank of Russia	1 235 887	800 351
2.	Mandatory cash balances with the Central Bank of Russia	986 554	748 227
3.	Due from banks on settlement accounts less allowance for credit losses (item 3.1 minus item 3.2)	213 326	1 452 213
3.1.	Due from banks on settlement accounts	216 139	1 452 371
3.2.	Allowance for credit losses	2 813	158
4.	Securities held for trading, net of allowance (item 4.1 minus item 4.2)	1 250 322	924 036
4.1.	Securities held for trading	1 250 322	924 036
4.2.	Valuation allowance and allowance for credit losses	0	0
5.	Lending to customers and banks	11 075 699	8 807 902
6.	Allowance for credit losses	316 901	322 754
7.	Lending to customers and banks, net of allowance (item 5 minus item 6)	10 758 798	8 485 148
8.	Accrued interest receivable	76 461	137 178
9.	Securities held for investment, net of allowance (item 9.1 minus item 9.2)	31 306	8 131
9.1.	Securities held for investment	34 506	8 131
9.2.	Allowance for credit losses	3 200	0
10.	Premises, equipment, intangible and other fixed assets	865 876	659 421
11.	Securities for sale, net of allowance (item 11.1 minus item 11.2)	1 668 235	84 550
11.1.	Securities for sale	1 668 235	100 868
11.2.	Valuation allowance and allowance for credit losses	0	16 318
12.	Prepaid expenses – non-banking activities corrected for accrued interest expense	65 004	68 682
13.	Other assets less allowance for credit losses (item 13.1 minus 13.2)	136 447	134 439
13.1.	Other assets	137 659	134 439
13.2.	Allowance for credit losses	1 212	0
14.	**Total assets** (item 1 plus 2 plus 3 plus 4 plus 7 plus 8 plus 9 plus 10 plus 11 plus 12 plus 13)	**17 288 216**	**13 502 376**
	Liabilities and shareholders' equity		
15.	Loans from the Central Bank of Russia	450 518	801 095
16.	Liabilities to banks	1 108 969	437 502
17.	Liabilities to customers	12 815 599	9 524 144
17.1.	of which private customers deposits	5 364 739	2 847 078
18.	Deferred income – non-banking activities	944	4 234
19.	Certificated liabilities	1 320 033	749 666
20.	Other liabilities	178 723	974 588
21.	Provisions for contingent liabilities and other banking risks	0	0
22.	**Total liabilities** (item 15 plus 16 plus 17 plus 18 plus 19 plus 20 plus 21)	**15 874 786**	**12 491 229**
	Shareholders' equity		
23.	Share capital (item 23.1 plus 23.2 plus 23.3)	145 432	145 432
23.1.	of which ordinary shares	112 488	112 487
23.2.	of which preference shares	32 944	32 945
23.3.	Unregistered share capital of private bankers	0	0
24.	Treasury shares	0	0
25.	Share premium account	483 691	483 691
26.	Statutory reserves and loss carried forward	121 530	208 856
27.	Fixed assets revaluation reserve	477 529	292 338
28.	Profit (loss) for the year	308 177	-87 733
29.	Dividends declared from current year profit	2 589	0
30.	Other appropriations and taxes	3 575	0
31.	Profit attributable to shareholders (item 28 minus item 29 minus item 30) <*>	302 013	0
32.	Deferred items – lending and securities business, net	116 765	31 437
33.	**Total shareholders' equity** (item 23 minus 23.3 minus 24 plus 25 plus 26 plus 27 plus 31 minus 32 – to profitable lending agencies), (item 23 minus 23.3 minus 24 plus 25 plus 26 plus 27 plus 28 minus 32 – to unprofitable lending agencies)	**1 413 430**	**1 011 147**
34.	**Total liabilities and shareholders' equity** (item 22 plus item 23.3 plus item 33)	**17 288 216**	**13 502 376**
	Memorandum items		
35.	Irrevocable commitments	901 721	602 763
36.	Guarantees issued	1 098 656	737 825

<> Profitable lending agencies only fill in items 29, 30, 31*

No trust management operations were conducted.

VOZROZHDENIYE BANK INCOME STATEMENT

RUR in thousand

N	Name of items	During 2002	During 2001
1	2	3	4
	Interest and similar income		
1.	Interest income on loans and advances to banks	45 342	74 565
2.	Interest income on loans and advances to customers	1 463 688	1 240 525
3.	Current income from leasing operations	0	0
4.	Interest income from securities	117 783	101 667
5.	Other interest and similar income	9 013	4 347
6.	Total interest and similar income (item 1 plus item 2 plus item 3 plus item 4 plus item 5)	1 635 826	1 421 104
	Interest and similar expenses		
7.	Interest expenses on liabilities to banks	103 542	111 746
8.	Interest expenses on liabilities to customers	1 205 152	888 512
9.	Interest expenses on certificated liabilities	72 076	41 109
10.	Rental costs	48 535	34 516
11.	Total interest and similar expenses (item 7 plus item 8 plus item 9 plus item 10)	1 429 305	1 075 883
12.	Net interest and similar income (loss) (item 6 minus item 11)	206 521	345 221
13.	Fee and commission income	462 839	301 711
14.	Fee and commission expenses	28 109	17 842
15.	Net fee and commission income (item 13 minus item 14)	434 730	283 869
	Other ordinary income		
16.	Income from foreign exchange, including currency translation gains	1 278 610	1 539 401
17.	Income from securities and precious metals, gains on disposal of fixed assets, positive mark-to market adjustments to securities and precious metals	1 172 338	362 055
18.	Dividend income	2 645	1 607
19.	Sundry ordinary income	10 667	12 792
20.	Total other ordinary income (item 16 plus item 17 plus item 18 plus item 19)	2 464 260	1 915 855
21.	Net operating income (item 12 plus item 15 plus item 20)	3 105 511	2 544 945
	Other ordinary expenses		
22.	Personnel expenses	649 005	247 883
23.	Occupancy and maintenance, depreciation of fixed assets and other administrative expenses	360 030	268 223
24.	Expenses on foreign exchange, including currency translation losses	1 162 188	1 422 282
25.	Expenses on securities and precious metals, losses on disposal of fixed assets, negative mark-to market adjustments to securities and precious metals	278 062	254 748
26.	Sundry ordinary expenses	244 259	169 405
27.	Total other ordinary expenses (item 22 plus item 23 plus item 24 plus item 25 plus item 26)	2 693 544	2 362 541
28.	Gross operating profit (item 21 minus item 27)	411 967	182 404
29.	Provision for credit losses, net	113 043	275 278
30.	Provision for securities depreciation and for credit losses, net	–16 322	–8 070
31.	Other provisions, net	7 069	390
32.	Profit (loss) before extraordinary items and taxes (item 28 minus item 29 minus item 30 minus item 31)	308 177	–85 194
33.	Extraordinary income/(expenses), net	0	0
34.	Profit (loss) before taxation (item 32 plus item 33)	308 177	–85 194
35.	Tax on profit <*>	0	1 249
36.	Deferred tax on profit	0	0
36a.	Exceptional expenses, net of tax	0	2 539
37.	**Profit (loss) for the year** (item 34 minus item 36 minus item 36a)	308 177	–87 733

<> The amount of taxes paid from the profit (art. 35) is reflected in the profit and loss statement for reference purposes and is not excluded from calculation of the accounting period profit (loss) that is reflected in art. 37.*

STATEMENT OF FUNDS FLOW

RUR in thousand

N	Name of item	Bank funds flow in 2002	Bank funds flow in 2001
1	2	3	4
I.	**Bank funds flow as a result of operating activities**		
1.	Interest income	2 425 514	1 421 104
2.	Interest expense	2 218 993	1 075 883
3.	Fee and commission income	462 839	301 711
4.	Fee and commission expense	26 942	17 842
5.	Income from foreign exchange	126 286	92 925
6.	Income from securities and precious metals, gains on disposal of fixed assets	1 058 923	357 176
7.	Expenses on foreign exchange	45 892	41 931
8.	Expenses on securities and precious metals, losses on disposal of fixed assets	275 620	253 815
9.	Dividend income	2 645	1 607
10.	Other operating income	10 667	12 792
11.	Other ordinary expenses	1 253 294	685 511
12.	Exceptional expenses, net of tax	0	2 539
13.	Total income / expenses (item 13.1 plus item 13.2) including	351 327	87 087
13.1.	Income / expenses (item1 minus item 2 plus item 3 minus item 4 plus item 5 plus item 6 minus item 7 minus item 8 plus item 9 plus item 10 minus item 11 minus item 12)	266 133	109 794
13.2.	Change in Income / expenses	85 194	–22 707
14.	Outgoing of profit in a budget, for a charitable and others purposes	–1 036	19 972
15.	Bank funds flow as a result of operating activities before without taking change of quick assets and liability into account (item 13 plus item 14)	350 291	107 059
	Change of quick assets		
16.	Mandatory cash balances with the Central Bank of Russia	–238 327	–340 699
17.	Due from banks on settlement accounts	12 240	–7 782
18.	Securities held for trading	–326 286	–40 952
19.	Lending to customers and banks	–2 267 797	–1 552 876
20.	Other assets	–3 220	–84 672
	Change of liability		
21.	Loans from the Central Bank of Russia	–350 577	–430 585
22.	Liabilities to banks	671 467	–38 850
23.	Customer accounts	3 291 455	2 600 543
24.	Other liabilities	–795 865	923 611
25.	Bank funds inflow / flow-out as a result of day-to-day operating activities, net (item 16 plus item 17 plus item 18 plus item 19 plus item 20 plus item 21 plus item 22 plus item 23 plus item 24))	–6 910	1 027 738
26.	Bank funds inflow / flow-out as a result of operating activities, net (item 15 plus item 25)	343 381	1 134 797
II.	**Bank funds flow as a result of investment activity**		
27.	Premises, equipment, intangible and other fixed assets	–206 455	–52 210
28.	Securities held for investment	–26 375	72 291
29.	Securities held for trading	–1 567 367	1 716
30.	Bank funds inflow / flow-out as a result of investment activity, net (item 27 plus item 28 plus item 29)	–1 800 197	21 797
III.	**Bank funds flow as a result of financing activities**		
31.	*Share capital*	–663	–663
32.	Treasury shares	0	0
33.	Share premium	663	663
34.	Statutory reserves and loss carried forward	–87 326	–1 522
35.	Dividends declared from current year profit	–2 589	0
36.	*Certificated liabilities*	570 367	355 184
37.	Bank funds inflow / flow-out as a result of financing activities, net (item 31 plus item 32 plus item 33 plus item 34 plus item 35 plus item 36)	480 452	353 662

38.	positive / negative mark-to market adjustments to securities and precious metals; fixed assets revaluation reserve; accrued and others funds	187 908	-3 873
39.	Bank funds and their equivalents inflow / flow-out, net (item 26 plus item 30 plus item 37 plus item 38)	-788 456	1 506 383
40.	Total funds at the beginning of accounting period	2 228 447	722 064
41.	Total funds at the end of accounting period (item 39 plus item 40)	1 439 991	2 228 447

INFORMATION ON CARRYING OUT OF MAIN REQUIREMENT SET BY STANDARD ACTS OF THE CENTRAL BANK OF RUSSIA.

N	Name of obligatory standard or rezerves	In sum or in percentage terms on 31.12.2002	In sum or in percentage terms on 31.12.2001
1	2	3	4
1.	Actual value of the equity capital adequacy index (H1 norm, in %).	10.6	10.2
2.	Size of contingent loan losses reserve calculated in accordance with the requirements established by the normative acts of the Bank of Russia (thousands of rubles)	397 341	322 745
3.	Size of the contingent loan losses reserves that have been actually formed (thousands of rubles)	316 901	322 754
4.	Size of securities depreciation reserves and contingent losses reserves calculated in accordance with the requirements established by the normative acts of the Bank of Russia (thousands of rubles)	7 225	16 476
5.	Size of the securities depreciation reserves and contingent losses reserves that have been actually formed (thousands of rubles)	7 225	16 476

Chairman of the Managing Board of the Vozrozhdeniye Bank, **D. L.Orlov**

Chief Accountant of the Vozrozhdeniye Bank, **A. A. Novikova**

In the opinion of the independent audit organization Closed Joint-Stock Company PricewaterhouseCoopers Audit, the balance sheet, the profit and loss statement, the cash flow data and the information on the capital adequacy level, on the size of reserves for covering doubtful loans and of other types of assets present fairly in all material respects the financial position of the Open Joint-Stock Company Bank "Vozrozhdeniye" as of January 1, 2003 in conformity with the Russian legislation requirements.

The detailed information on the audit results, including the above-mentioned data, is contained in the independent auditor's report on the credit organization's published annual report forms as of January 1, 2003.

PricewaterhouseCoopers Audit ZAO

Licence No: E000376
Granted by the Ministry of Finance of Russian Federation on May 20, 2002 for 5 years

Richard Buski, Head of PricewaterhouseCoopers Audit ZAO

Elizaveta V. Filippova, Director

(authorized to sign the independent auditor's report on the basis of the Power of Attorney dated August 1, 2001)

March 27, 2003

Financial Information

KEY FINANCIAL FIGURES

RUR in thousand

	2002	2001
Total assets		
At the end of the year	17 288 216	13 502 376
Average for the year	14 423 007	11 829 130
Interest-earning assets		
At the end of the year	13 994 256	9 832 806
Average for the year	11 806 326	9 402 450
Net lending to customers and banks		
At the end of the year	10 758 798	8 485 148
Average for the year	9 632 457	7 769 480
Total lending to banks		
At the end of the year	2 918 557	1 024 904
Average for the year	1 888 503	1 328 976
Capital		
At the end of the year	1 532 872	1 215 877
Average for the year	1 414 676	1 401 390
Customer accounts and deposits		
At the end of the year	15 695 119	11 512 407
Average for the year	13 280 672	10 340 626
Gross operating profit	411 967	182 404
Profit / (loss)	308 177	-87 733

In calculations and financing rating data of the Financial Statements by the Bank's auditor Closed Joint-Stock Company "PricewaterhouseCoopers Audit" were used.

Comments to the Financial Statements

The Financial Statements of the Bank are in accordance with the accounting rules and relevant legislation of the Russian Federation.
The Financial Statements have been drawn up in Russian roubles.
Assets and debts denominated in foreign currencies are translated into roubles at the official exchange rates fixed by the Central Bank of Russia on balance sheet date. Translation profits and losses are reported in the Income statement under Income from foreign exchange or Expenses on foreign exchange, respectively. Income and expense items denominated in foreign currencies are translated into roubles on the basis of the exchange rate as of the transaction date.
At 31 December 2001 the RUR/USD exchange rate was 30.1400, and the RUR/EUR exchange rate was 26.4900.
At 31 December 2002 the RUR/USD exchange rate was 31.7844, and the RUR/EUR exchange rate was 33.1098

According to the Directive of the Bank of Russia No. 1054-У dated November 20, 2001, changes in the operations with securities accounting method were introduced effective from April 1, 2002.
Premises, equipment and intangible assets are carried at cost less accumulated depreciation.
In December, 2002 revaluation of fixed assets confirmed by the Bank's auditor Closed Joint-Stock Company "PricewaterhouseCoopers Audit" was performed.
Pursuant to the Resolution of the Government of the Russian Federation No. 1 dated January 01, 2002, new fixed assets depreciation rates shall apply starting from January 01, 2002.
The respective assets are depreciated on a straight-line basis over their estimated useful lives at the rates established by the RF Ministry of Finance. All other fixed assets (construction in progress, stationery, etc.) are accounted for at cost.
As used in this Annual Report, 'RUR' refers to Russian roubles, 'USD' refers to US dollars and 'EUR' refers to euros.

The Profit and Loss Statement contains financial results of the Bank's activity in the accounting year.
The Bank's activity in 2001 was focused on the efficient use of invested capital. All our lines of business performed well during in 2001.
Credit and related operations remain the priority directions of the Bank's activity.
As a result, we posted net interest income of RUR 206 521 thousand for the year ended 31 December 2002. A slight net interest income decrease in comparison with last year is related to the Bank of Russia refinancing rate reduction from 25% in 2001 to 21% in 2002 and the general reduction of market rates.

The net income derived from buy-sell operations with securities reached 676 123 thousand rubles in 2002, a figure that is 7.5 times greater than the level of income in 2001 that was equal to 90 454 thousand rubles. Net foreign exchange earnings totaled RUR 116 422 thousand in 2002.

One of the Bank's priorities is to improve the quality and expand the spectrum of commercial banking services that constitute the base for non-interest income increase. In 2002 the net commission income reached 434 730 thousand rubles, a figure that reflects growth of more than 150% in comparison with the last year.
The Bank's activities financial results for 2002 are positive, which is due to the fact that the income growth rate excels that of expenses and to profitability of all operations.
The Bank's profit in 2002 reached 308 177 thousand rubles against the negative financial result of 2001, which had been generated because of additional expenses incurred in order to form the contingent loan losses reserve.


Gross Revenues, % of total
100
80
60
40
20
0
2001
2002
All other
Reversals of provisions
Fees and commissions
Foreign exchange
Securities
Lending
Fee and Commission Income,
RUR thousands
525,000
450,000
375,000
300,000
225,000
150,000
75,000
0
2001
2002
All other
Cash collection
and transportation
Guarantees
Payments
Cash disbursements

Average balances were computed using the methodology developed by the Bank.
Capital and reserves were calculated in accordance with the Central Bank of Russia's Instruction No.1.

Summary of Results

"KEY FINANCIAL FIGURES" shown in the table reflect changes of the principal figures of 2002 in comparison with 2001.
The successful activity of Bank "Vozrozhdeniye" allowed us to show significant improvement in results in 2002 in comparison with the previous year. The Bank's equity capital calculated in conformity with Russian Accounting Reports Standards increased, reaching 1 532 872 thousand rubles. The Bank's capital calculated in conformity with International Financial Reporting Standards increased by 2.7 times over the year ago level. The Bank's assets continued to expand in 2002, increasing 28% during the year and amounted to RUR 17 288 216 thousand.

Within the Bank's assets structure, interest income yielding assets grew at a significant rate: their annual growth amounted to 42.3%, therefore the share of productive assets in the Bank's total assets increased from 73% in 2001 to 81% in 2002. Assets growth was mainly influenced by the lending portfolio volume increase of 27% over the year and by the significant 2.8 times growth of investments in Russian Federation's debt instruments.

The net current income calculated prior to forming reserves for asset losses in 2002 grew 2.2 times and reached 411 967 thousand rubles, which strongly influenced the financial results of the Bank's activity. The Bank's profit for 2002 amounted to 308 177 thousand rubles. The Bank's client-oriented policy ensured a high rate borrowed funds increase: the volume increased by 36.3% in comparison with 2001 and as of January 01, 2003 totaled 15 695 119 thousand rubles.


Total Assets, RUR thousands
20,000,000
17,500,000
15,000,000
12,500,000
10,000,000
7,500,000
5,000,000
2,500,000
0
31 Dec. 2001
31 Dec. 2002
Interest-earning assets
All other assets
Capital and Reserves,
RUR thousands,
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
31 Dec. 2001
31 Dec. 2002
Gross Operating Product,
RUR thousands
450,000
360,000
270,000
180,000
90,000
0
2001
2002

Asset Quality and Credit Risk Management

The Bank's operating assets structure includes practically all banking services market sectors. An important share of the operating assets, 54.3%, are Russian ruble denominated assets.

Loans constitute the principal share of interest income yielding assets; 79.1 %, of which 61.6% comprise loans to corporate clients.

INTEREST-EARNING ASSETS

	on 31.12.2002		on 31.12.2001	
	RUR in thousands	Amount % of total	RUR in thousands	Amount % of total
Lending to corporate customers				
Short-term loans, including discounted bills and notes	**6 851 553**	**49.0**	**4 238 720**	**43.1**
RUR	4 825 821	34.5	3 307 650	33.6
Foreign currency	2 025 732	14.5	931 070	9.5
Long-term loans	**1 759 838**	**12.5**	**2 510 420**	**25.5**
RUR	661 760	4.7	522 649	5.3
Foreign currency	1 098 078	7.8	1 987 771	20.2
Past due loans	**11 104**	**0.1**	**4 032**	**0.1**
RUR	11 104	0.1	4 032	0.1
Foreign currency	0		0	
Total lending to corporate customers	**8 622 495**	**61.6**	**6 753 172**	**68.7**
Lending to private customers				
RUR	907 196	6.5	1 249 271	12.7
Foreign currency	69 624	0.5	113 249	1.2
Past due loans in RUR	3	0	0	
Past due loans in foreign currency	10	0	0	
Total lending to private customers	**976 833**	**7.0**	**1 362 520**	**13.9**
Lending to banks				
RUR	1 195 098	8.5	522 952	5.3
Foreign currency	281 273	2.0	169 258	1.7
Past due loans in RUR	0		0	
Total lending to banks	**1 476 371**	**10.5**	**692 210**	**7.0**
Debt securities				
RUR	0		158 377	1.6
Foreign currency	2 918 557	20.9	866 527	8.8
Total debt securities	**2 918 557**	**20.9**	**1 024 904**	**10.4**
Total interest-earning assets	**13 994 256**	**100.0**	**9 832 806**	**100.0**
RUR	7 600 982	54.3	5 764 931	58.6
Foreign currency	6 393 274	45.7	4 067 875	41.4

We have been systematically working to improve the overall quality of the Bank's loan portfolio. As result the share of past due loans during 2002 was less than 0.1% of the total gross lending volume.

According to our liquidity management policy and in order to diversify our assets, the Bank increased the size of its investments in Russian Federation's debt instruments, mainly eurobonds and bonds of the domestic state foreign currency loan. Operations with securities account for 20.9% of income yielding assets (as of January 01, 2002 - 10.4%).

Since credit investments account for the biggest share of the Bank's assets, risk is primarily determined by the quality of the lending portfolio.
The Bank's considered lending policy is focused on granting credits to enterprises of the real sector of the economy that are in a good financial condition and have liquid security. Diversification of credit risks is achieved by granting credits to a greater number of clients independent from each other.

The Bank maintains an efficient organization of the credit process that is a major factor in decreasing credit risk. The Committee on assets and liabilities management which functions on a permanent basis examines all types of risks. The Committee addresses balance, off-balance and on-term operations profitability control functions; ensures the appropriate relation of profitability of operations to their risk level; develops management policy for each type of risk; approves techniques of measurement and calculation of each risk; is engaged in examining limits for various types of risks; performs assets and liabilities structure balance optimization; and is engaged in elaborating price policy for loans and investments.

The Credit and Investment Committee is responsible for formulating and implementing the Bank's credit policy and for the management of credit risks.

We have prepared and regularly use the "Guidelines for the Management of the Bank's Funds Denominated in Roubles and Foreign Currencies". This document sets forth our lending principles, the credit request and approval process and loan origination procedures.

To ensure diversification of risks, the Bank limits its exposure to any single counterparty.
At 2002 year-end, the aggregate amount of large credit exposures in relation to the Bank's qualifying capital and reserves was significantly lower than the maximum limit set by the Central Bank of Russia.

Interest Earning Assets, % of total



100
80
60
40
20
0
Debt securities
Lending to banks
Lending to private customers
Lending to corporate customers — long-term
Lending to corporate customers — short-term
31.12.2001
31.12.2002

	Required Ratio	Actual Ratio	
		31.12.2002	31.12.2001
Aggregate amount of large credit exposures/Capital and reserves **(N7 Ratio)**	**max. 800%**	**386%**	**379.9%**
Aggregate amount of exposures to insiders (including 50% of off-balance sheet positions)/ Capital and reserves **(N10 Ratio)**	**max. 2%**	**0.1%**	**0%**

Allowance for Credit Losses

The quality of our loan portfolio remained sound with 'standard' prevailing in our lending book throughout the year under review. These are considered practically risk-free loans according to the Central Bank of Russia's four-grading credit exposures classification and provisioning criteria.

		RUR in thousand
	During 2002	**During 2001**
Allowance for credit losses at the beginning of the year	322 754	251 038
Allowance for credit losses at the end of the year	316 901	322 754
Lending to customers and banks at the end of the year	11 075 699	8 807 902
of which past due loans	11 117	4 032
Past due loans as a percentage of gross lending at year-end	0.1	0.05
Allowance for credit losses as a percentage of gross lending at year-end	2.86	3.66
Allowance for credit losses as a percentage of past due loans at year-end	2 800	8 000

Credit Portfolio by Risk Gradings at 31 Dec. 2001



Standard
87.9%
Loss
0.4%
Doubtful
0.1%
Substandard
11.6%

The total amount of reserves in the accounting year is almost unchanged since 2001, in spite of the lending portfolio growth. This demonstrates the high quality of the Bank's lending portfolio. The share of loans of groups 1 and 2 amounts to 99.6 %. The share of overdue loans is insignificant, 0.1% of issued credits. This characterizes the Bank's activities which are aimed at continuous control over lending portfolio quality.

Currency Risk

The Bank's foreign currency assets are predominantly in US Dollars. In measuring currency risk, we take into account the quality of assets denominated in each of the currencies being used, especially the quality of our lending book. The existing currency risk is managed under a centralized concept. Relevant limits are set for our branches and other operating units, and the strict adherence to these limits is closely monitored on an ongoing basis.

RUR/USD Exchange Rates, in 2002


33.0000
32.5000
32.0000
31.5000
31.0000
30.5000
30.0000
29.5000
29.0000
01.01
01.02
01.03
01.04
01.05
01.06
01.07
01.08
01.09
01.10
01.11
01.12
01.01

Liabilities and Liquidity Risk Management

Vozrozhdeniye's overall funding during 2002 was well diversified by product, currency and maturities. Funding consists of our own equity capital, private and corporate customers' deposits, balances on legal entities' settlement and budgetary accounts, funds provided by the European Bank for Reconstruction and Development, World Bank and loans from the Central Bank of Russia.

Deposits, % of total


100
80
60
40
20
0
31.12.2001
31.12.2002
Promissory notes
Certificates of deposits
Time deposits — banks
Settlement accounts — banks
Accounts and deposits — private customers
Accounts and deposits — corporate customers

The volume of deposits, the principal source to finance active operations, grew by 36.3% over the last year and reached 15 695 119 thousand rubles (as of January 01, 2002 – 11 512 407 thousand rubles). The increase in all categories of ruble and foreign currency deposits is due to the client base growth and improvement in the quality of service.

The growth in borrowed funds was mainly due to the significant, 1.9 times, growth of private individuals' deposits volume. Their share in the total amount of the deposits rose from 24.7% to 34.2% (having increased from 2 847 078 thousand rubles as of January 01, 2002 to 5 364 739 thousand rubles as of January 01, 2003).
In 2002 the amount of certificates of deposits and promissory notes increased up by 1.8 times.

As part of the post-crisis stabilization package, loans of a total principal of RUR 1 250 million were granted to us by the Central Bank of Russia. Repayments under these loans were made as scheduled by the Central Bank of Russia. At the beginning of year the remaining principal balance was RUR 450 million. At the beginning of February 2003 the loan was fully paid off before the required date.

The Bank's Policy for Liquidity Measurement and Management provides key definitions, liquidity management goals and principles and stipulates the distribution of authorities in those areas.

The Bank manages liquidity by matching the maturities of its assets and liabilities. Our Asset and Liability Management Committee is responsible for overseeing all liquidity management activities of the entire Bank.

DEPOSITS

	on 31.12.2002		на 31.12.2001	
	RUR in thousands	*Amount % of total*	*RUR in thousands*	*Amount % of total*
Customer accounts and deposits				
Corporate customers	**7 450 860**	**47.5**	**6 677 066**	**58.0**
RUR	6 044 909	38.5	5 358 293	46.5
Foreign currency	1 405 951	9.0	1 318 773	11.5
Private customers	**5 364 739**	**34.2**	**2 847 078**	**24.7**
RUR	2 581 166	16.4	1 574 549	13.7
Foreign currency	2 783 573	17.8	1 272 529	11.0
Total customer accounts and deposits	**12 815 599**	**81.7**	**9 524 144**	**82.7**
Deposits by banks				
Current/clearing accounts	**103 368**	**0.6**	**168 387**	**1.5**
RUR	4 000	0	128 939	1.1
Foreign currency	99 368	0.6	39 448	0.4
Time deposits	**1 456 119**	**9.3**	**1 070 210**	**9.3**
RUR	1 045 834	6.7	933 510	8.1
Foreign currency	410 285	2.6	136 700	1.2
Total deposits by banks	**1 559 487**	**9.9**	**1 238 597**	**10.8**
Other deposits				
Certificates of deposit	**716 854**	**4.6**	**295 817**	**2.6**
RUR	716 854	4.6	295 817	2.6
Promissory notes	**603 179**	**3.8**	**453 849**	**3.9**
RUR	328 881	2.1	195 899	1.7
Foreign currency	274 298	1.7	257 950	2.2
Total other deposits	**1 320 033**	**8.4**	**749 666**	**6.5**
Total deposits	**15 695 119**	**100.0**	**11 512 407**	**100.0**
RUR	10 721 644	68.3	8 487 007	73.7
Foreign currency	4 973 475	31.7	3 025 400	26.3

Our liquidity is maintained at levels sufficient to fulfil all of the liquidity requirements imposed by the Central Bank of Russia. The 'Quick liquidity (N2) ratio', 'Current liquidity (N3) ratio', 'Long-term liquidity (N4) ratio' and 'Overall liquidity (N5) ratio' are all within the limits specified in the Central Bank of Russia's Instruction No. 1 'On Regulation of Commercial Banks' Activity' as of 1 October 1997.

	Required Ratio	Actual Ratio	
		31.12.2002	31.12.2001
Highly liquid assets/Liabilities repayable on demand **(N2 Ratio)**	min. 20 %	52.7%	57.2%
Liquid assets/Aggregate amount of liabilities repayable on demand and liabilities with a remaining term to maturity of less than 30 days **(N3 Ratio)**	min. 70 %	73.5%	72.0%
Loans and guarantees with a remaining term to maturity of more than one year/Aggregate amount of capital and liabilities with a remaining term to maturity of more than one year **(N4 Ratio)**	max. 120 %	29.6%	48.6%
Liquid assets/Total assets **(N5 Ratio)**	min. 20 %	36.0%	33.5%



Refinancing Rate by the Central Bank of Russia, % per annum
30
25
20
15
10
5
0
01.01
01.02
01.03
01.04
01.05
01.06
01.07
01.08
01.09
01.10
01.11
01.12
01.01
2001
2002

Interest Rate Risk

With lower inflation (from 18,6% in 2001 to 15% in 2002) as well as the lower basic rate of the Central Bank and decreased market rates, we paid considerable attention to managing interest rate risk. In this respect, we strive to preserve interest margins at levels sufficient to cover overhead costs and to generate profits.

Our exposure to interest rate risk is low as the majority of commercial lending and business customer deposit agreements contain a special clause that allows the Bank to change interest rates in line with market movements. The Bank can thus react quickly to the shifting interest rate environment, protecting the targeted interest earnings.
Standard reference costs for obtaining external funds are set in The General Principles for Management of the Bank's Funds, a special document approved by our Managing Board.

Capital and reserves

CAPITAL AND RESERVES

	at 31 Dec. 2002	at 31 Dec. 2001
Capital, RUR in thousands	**1 532 872**	**1 215 877**
Capital per Ordinary share (RUR)	136.3	108.1
Market price/Capital per share	0.10	0.21
Market capitalization, RUR in thousands	146 571	147 767
Share capital, RUR in thousands	**145 432**	**145 432**
Number of shares outstanding:		
Ordinary shares (RUR 10 face value)	11 248 753	11 248 753
Preference shares (RUR 1 face value)	—	12 945 050
Preference shares (RUR 10 face value)	1 294 505	—
Convertible preference shares (RUR 10 face value)	1 999 941	1 999 941

In 2002 Vozrozhdeniye Bank converted all equity shares to a single face value amount of 10 rubles per share.
In accordance with the resolution of the Extraordinary General Meeting of Shareholders (Minutes No 3 of the 17th January 2002) a 16th offering of shares was realized. We consolidated the registered documentary fixed dividend preference shares by exchanging each ten of existing shares for one newly issued share.

Share capital did not change as a result of the 16th offering of shares. On 9 April 2002 the Central Bank of Russia approved the results of offering of our shares of 16th series.

At 31 December 2002, the Bank had 8,244 shareholders of record, including 1,008 legal entities (non-residents, institutional investors and other customers).

The Bank's ordinary shares in the form of American Depositary Receipts (ADRs) were listed on the stock exchanges in Berlin, Frankfurt and Stuttgart.
The aggregate number of Vozrozhdeniye's ADRs traded there in 2002 was 546 thousand, with the average price standing at USD 1.67 per ADR. Holders of ADRs owned 3.78% of the Bank's share capital at 31 December 2002.

Share Capital by Shareholdings,
% of total at 2002 year-end


Non-residents
16%
Private individuals
18%
Investment companies and banks
21%
Other legal entities
45%

ADRs Statistics – German Stock Exchanges,
2002


100 000
10 000
1 000
100
10
1
Units
4.00$
3.00$
2.00$
1.00$
0.00$
January
February
March
April
May
June
July
August
September
October
November
December
Trading volume (units)
Price per ADR

Information for Shareholders, Investors and Customers

Management of the Bank

General Meeting of Shareholders
Supervisory Board
Chairman of the Managing Board
Managing Board

Supervisory Board

Yury M. Marinitchev
Chairman of the Supervisory Board.
The Consumer Co-operatives' Union of Moscow Region, Chairman of the Board.

Dmitry L. Orlov
Deputy Chairman of the Supervisory Board, Chairman of the Bank's Managing Board and President

Boris F. Borin
Member of the Supervisory Board, General Director, Elektrostal Metallurgical Industries

Nikolay Demin
Member of the Supervisory Board, General Director, Eksima Trade Company

Aleksandr V. Dolgopolov
Member of the Supervisory Board, Deputy Chairman of the Managing Board, Vozrozhdeniye Bank

Aleksandr I. Goyev
Member of the Supervisory Board, General Director, Zverev Krasnogorsk Industries

Lyudmila A. Goncharova
Member of the Supervisory Board, Deputy Chairperson of the Managing Board, Vozrozhdeniye Bank

Valentina M. Kabanova
Member of the Supervisory Board, Volokolamsk Branch Manager, Vozrozhdeniye Bank

Zinaida G. Kulikova
Member of the Supervisory Board, Stupino Branch Manager, Vozrozhdeniye Bank

Inessa V. Nikolayeva
Member of the Supervisory Board

Rustem M. Usmanov
Member of the Supervisory Board, General Director, Almazyuvelirexport

Nikolay S. Zatsepin
Member of the Supervisory Board, General Director, Mozhaisk Wholesale and Retail Trade Company

Managing Board

Dmitry L. Orlov
Chairman of the Managing Board and President

Aleksandr V. Dolgopolov
Deputy Chairman of the Managing Board

Lyudmila A. Goncharova
Deputy Chairperson of the Managing Board

Mark M. Nakhmanovich
Deputy Chairman of the Managing Board

Nikolay D. Orlov
Deputy Chairman of the Managing Board

Dmitry A. Strashok
Deputy Chairman of the Managing Board

Aleksandr A. Bolvinov
Head of the Personnel Department

Tatiana F. Gavrilkina
Head of the Liquidity Management Department

Tamara I. Luzhina
Head of the Financial Department

Oleg V. Kharlamov
Head of the Administrative Department

Audit Committee

Viktor A. Afonin
Chairman of the Audit Committee. Deputy General Director of Almaziuvelirexport
Tamara N. Lapinskaya
Deputy Head of the Financial Department, Vozrozhdeniye Bank
Svetlana A. Markina
Chief Internal Ledger Accountant of the Financial Department, Vozrozhdeniye Bank
Natalya A. Romanenko
Head of the Monitoring Section, Corporate Development Department, Vozrozhdeniye Bank

Branch and Office Directory

Moscow

Ильинский:
Central Branch. Branch manager: **Mikhail T. Goghia.**
Main office: Luchnikov Pereulok 7/4, 101999 Moscow, Russia.
(095) 929 1882

Ilyinsky Branch. Branch manager: **Vakhtang Y. Djariani**.
Main office: Leningradsky Prospekt 7, 125040 Moscow, Russian Federation
(095) 725 6137

Ostankinsky Branch. Branch manager: **Natalia V. Barkhotkina.**
Main office: Obraztsova Ul. 31, bldg. 2, 127018 Moscow, Russia.
(095) 289 1166

Ulyanovsky Branch. Branch manager: **Aleksander V. Bolhovitin.**
Main office: Vesiolaya Ul. 33, block 4, 115541 Moscow, Russia.
(095) 325 0616
District offices: Sovetskaya Ul. 50,142700 Vidnoye,
Moscow Region, Russia.
(095) 541 7845
Gorky Kolkhoz Building,140714 der. Molokovo, Lenin District,
Moscow Region, Russia.
(095) 549 1130

Moscow Region

Bronnitsy Branch. Branch manager: **Zinaida N. Shepeleva.**
Main office: Novo-Bronnitskaya Ul. 52, 140170 Bronnitsy, Russia.
(246) 6 5439

Chekhov Branch. Branch manager: **Raisa P. Petrykina.**
Main office: Chekhova Ul. 22, 142300 Chekhov, Russia.
(272) 2 1893

Dmitrov Branch. Branch manager: **Vitaly M. Soloviov.**
Main office: Sovetskaya Pl. 1, 141800 Dmitrov, Moscow Region, Russia.
(095) 993 9342
District offices: Karla Marksa Ul. 17,141900 Taldom,
Moscow Region, Russia.
(220) 2 0031
Leningradskaya Ul. 27,141980 Dubna, Moscow Region, Russia.
(221) 4 8118

Domodedovo Branch. Branch manager: **Tatiana A. Fomicheva.**
Main office: Kashirskoye Shosse 54a, 142040 Domodedovo, Moscow Region, Russia.
(095) 546 8750

Egorievsk Branch. Branch manager: **Lyudmila V. Baykova.**
Main office: Sovetskaya Ul. 106/5, 140300 Egorievsk, Moscow Region, Russia.
(240) 4-3392

Elektrostal Branch. Branch manager: **Natalia A. Gnedkova.**
Main office: Pobedy Ul. 16, 144007 Elektrostal, Moscow Region, Russia.
(257) 7 0809
District offices: Karla Marksa Ul. 1, 144006 Elektrostal.
(257) 5 4946
Krasnaya Ul. 21, 144005 Elektrostal.
(257) 4 6624

Istra Branch. Branch manager: **Vera A. Ulitina.**
Main office: Lenina Ul. 81, 143500 Istra, Moscow Region, Russia.
(095) 994 5441
District office: Yubileynaya Ul. 19,143500 Istra.
(231)3 0534

Kashira Branch. Branch manager: **Tatiana A. Murashkina.**
Main office: Sovetskaya Ul. 12, 142900 Kashira, Moscow Region, Russia.
(269) 3 1984

Khimki Branch. Branch manager: **Sergey S. Pushkin.**
Main office: Moskovskaya Ul. 22/1, 141400 Khimki, Moscow Region, Russia
(095) 572 2466
Cash office: Moskovskaya Ul. 22/1, 141400 Khimki.
(095) 572 2130

Klin Branch. Branch manager: **Olga N. Kalenova.**
Main office: Karla Marksa Ul. 8, 141600 Klin, Russia.
(224) 5-8049

Kolomna Branch. Branch manager: **Lev N. Primov.**
Main office: Oktyabrskoy Revolutsii Ul. 340, 140408 Kolomna.
(26) 12 5523
District office: Kirova Proezd 15,140411 Kolomna.
(26) 14 3651

Krasnogorsk Branch. Branch manager: **Irina L. Zlenko.**
Main office: Lenina Ul. 38, 143400 Krasnogorsk, Moscow Region, Russia.
(095) 565 0020
District office:
Rechnaya Ul. 8, 143400 Krasnogorsk.
(095) 564 1184
Cash offices:
Lenina Ul. 21a, 143400 Krasnogorsk.
(095) 563 8832
Raitsentr 3, GIBDD, 143400 Krasnogorsk.
(095) 564 7688
Rechnaya Ul. 8, 143400 Krasnogorsk.
(095) 561 8055

Kurovskoye Branch. Branch manager: **Marina S. Okuneva.**
Main office: Sorok Let Oktiabria Ul. 52, 142640 Kurovskoye, Moscow Region, Orekhovo-Zuevo District, Moscow Region, Russia.
(24) 11 6212
District office: Cenralny Bulvar 3, 142600 Orekhovo-Zuevo.
(24) 16 1076

Lotoshino Branch. Branch manager: **Aleksandra P. Vasiukova.**
Main office:
Pochtovaya Ul. 2, 143800 Lotoshino, Moscow Region, Russia.
(228) 1 0164

Lukhovitsy Branch. Branch manager: **Viktor V. Goncharov.**
Main office:
Gorkogo Ul. 4, 140500 Lukhovitsy, Moscow Region, Russia.
(263) 2 4903

Lyubertsy Branch. Branch manager: **Lydmila B. Edykova.**
Main office:
Krasnoarmeiskaya Ul. 3, 140005 Lyubertsy, Moscow Region, Russia.
(095) 559 9472

Mikhnevo Branch. Branch manager: **Galina V. Sapronova.**
Main office: Gorkogo Ul. 1, 142840 Mikhnevo, Moscow Region, Russia.
(264) 7 1937

Mozhaisk Branch. Branch manager: **Evdokia I. Kovbasenko.**
Main office: Krasnyh Partizan Ul. 4, 143200 Mozhaisk, Moscow Region, Russia.
(238) 4 4144
District offices: Mira Ul. 93, 143200 Mozhaisk.
(238) 2 1806

Naro-Fominsk Branch. Branch manager: **Nadezhda V. Morozova.**
Main office: Marshala Zhukova Ul. 9, 143300 Naro-Fominsk, Moscow Region, Russia.
(095) 592 1809
District office: Aprelevskaya Ul. 65, 143360 Aprelevka.
(095) 436 5122

Noginsk Branch. Branch manager: **Olga F. Slyshankova.**
Main office: Rogozhskaya Ul. 81, 142400 Noginsk, Moscow Region, Russia.
(095) 524 5258
District office: B. Zheleznodorozhny Proezd 6,142500 Pavlovsky Posad.
(243) 2 3133

Odintsovo Branch. Branch manager: **Rimma N. Pankova.**
Main office: Marshala Zhukova Ul. 16, 143000 Odintsovo, Moscow Region, Russia.
(095) 593 5629
District office: Svobody Ul. 1, 143000 Odintsovo.
(095) 590 7500

Podolsk Branch. Branch manager: **Valentina A. Rylkova.**
Main office: Kirova Ul. 11, 142100 Podolsk, Moscow Region, Russia.
(095) 333 8401
Cash office: Kirova Ul. 11, 142100 Podolsk.
(27) 57 4569

Pushkino Branch. Branch manager: **Tatiana V. Miklyaeva.**
Main office: Moskovsky Prospekt 11, 141200 Pushkino, Moscow Region, Russia
(095) 993 5859
District offices:
Sadovaya Ul. 17, 141200, Pravdinsky.
(253) 1 5580
Pervomayskaya Ul. 32, 141250 Ivanteyevka.
(253) 6 2440

Pushtchino Branch. Branch manager: **Olga P. Beletskaya.**
Main office: Mikrorayon G, 142290 Pushtchino.
(27) 79 0590
Cash offices:
Mikrorayon G., block 20, 142290 Pushchino.
(27) 79 0504
Kaminskogo Ul. 24a, 300000 Tula, Russia.
(0872) 36 6699

Ramenskoye Branch. Branch manager: **Tatiana A. Kostikova.**
Main office: Krasnoarmeyskaya Ul. 3, 140100 Ramenskoye, Russia.
(095) 556 6994

Ruza Branch. Branch manager: **Irina G. Potapova.**
Main office: Sotsialisticheskaya Ul. 27, 143100 Ruza, Moscow Region, Russia.
(095) 598 1709
Cash office: Sotsialisticheskaya Ul. 27, 143100 Ruza.
(227) 2 4234

Sergiev Posad Branch. Branch manager: **Tamara D.Teslya.**
Main office: Krasnoy Armii Prospekt 52, 141300 Sergiev Posad, Moscow Region, Russia.
(095) 921 0158

Serpukhov Branch. Branch manager: **Marina A. Grosh.**
Main office: Gorkogo Ul. 3b, 142203 Serpukhov, Moscow Region, Russia.
(27) 75 0085

Shatura Branch. Branch manager: **Yekaterina N. Tarasova.**
Main office: Sportivnaya Ul. 6, 140700 Shatura, Moscow Region, Russia.
(245) 2 1709
District office: Kosyakova Ul. 14, 140730 Roshal.
(245) 5 2406

Shchiolkovo Branch. Branch manager: **Sergei N. Nikolaev.**
Main office: Lenina Pl. 5, 141100 Shchiolkovo, Moscow Region, Russia.
(095) 526 9341

Solnetchnogorsk Branch. Branch manager: **Nina P. Aksionova.**
Main office: Baranova Ul. 1, 141500 Solnetchnogorsk, Moscow Region, Russia.
(095) 994 0756

Stupino Branch. Branch manager: **Zinaida G. Kulikova.**
Main office: Andropova Ul. 56/30a, 142800 Stupino, Moscow Region, Russia.
(264) 7 5970
District offices:
Promyshlennaya Ul., bldg 1, 142850 Malino,
Stupino District.
(264) 5 5223
Pobedy Ul. 26, 142800 Stupino.
(264) 4 2475
Cash office: Andropova Ul. 21, 142800 Stupino.
(264) 7 1453

Volokolamsk Branch. Branch manager: **Valentina M. Kabanova.**
Main office: Oktiabrskaya Pl. 10, 143600 Volokolamsk, Moscow Region, Russia.
(236) 2 2472
District office: 1st Sovetskaya Ul. 36,143700 Shakhovskaya.
(237) 3 3441
Cash office:
Nerudnaya Ul. 6,143611 Sychevo, Volokolamsk District.
(236) 2 2145

Voskresensk Branch. Branch manager: **Tamara P. Matvienko.**
Main office: Pobedy Ul. 34, 140200 Voskresensk, Moscow Region, Russia.
(244) 2 7177
District offices:
Kolomenskaya Ul. 14, 140200 Voskresensk 3.
(244) 3 3225
Rossiyskaya Ul. 1, 140250 Beloozersky.
(244) 5 1264
Cash office: Novlyansky Block, 140200 OAO "Voskresensk-Lada", Voskresensk, Russia.
(244) 1 2537

Zaraisk Branch. Branch manager: **Galina N. Shmatkova.**
Main office: Uritskogo Pl. 1, 140600 Zaraisk, Moscow Region, Russia.
(266) 2 2832
District office: Yubileyny Mikrorayon 4, 142940, Serebryaniye Prudy.
(267) 2 1333

Zvenigorod Branch. Branch manager: **Tamara N. Starostina.**
Main office: Pochtovaya Ul. 10, 143180 Zvenigorod, Moscow Region, Russia.
(095) 992 5467

Other regions

Barnaul Branch. Branch manager: **Tatiana V. Malakhova.**
Main office: Avtotransportnaya Ul. 43a, 656064 Barnaul, Russia.
(3852) 35-2291

Kaliningrad Branch. Branch manager: **Tamara N. Konoplina.**
Main office: Sovestky Prospekt 12, 236000 Kaliningrad, Russia.
(0112) 27 9306

Khabarovsk Branch. Branch manager: **Gleb E. Klimenko.**
Main office: Dikopoltseva Ul. 10, 680013 Khabarovsk, Russia.
(4212) 21 2341
Cash office: Dzerzhinskogo Ul. 43, 680000 Khabarovsk, Russia.
(4212) 74 7833

Krasnodar Branch. Branch manager: **Irina G. Chudinova.**
Main office: Severnaya Ul. 324, 350000 Krasnodar, Russia.
(8612) 64 3370

Magadan Branch. Branch manager: **Aleksandra A. Usacheva.**
Main office: Portovaya Ul. 3, 685024 Magadan, Russia.
(41322) 2 2811

Makhachkala Branch. Branch manager: **Natalia B. Pavlova.**
Main office: Pushkina Ul. 4, 367012 Makhachkala, Russia.
(8722) 67 8459

Murmansk Branch. Branch manager: **Valery F. Lysenkov.**
Main office: Kolsky Prospekt 110a, 183008 Murmansk, Russia.
(8152) 56 5624
District office: Polarniye Zori Ul. 47, 183025 Murmansk, Russia.
(8152) 23 2459

Nizhny Novgorod Branch. Branch manager: **Natalya V. Morozova.**
Main office: Belinskogo Ul. 106a, 603006 Nizhny Novgorod, Russia.
(8312) 78 7661

Novorossiysk Branch. Branch manager: **Nikolay V. Lebedev.**
Main office: Kunikova Ul. 47b, 353900 Novorossiysk, Russia.
(8617) 23 7813

Petrozavodsk Branch. Branch manager: **Valery P. Volkhov.**
Main office: Andropova Ul. 15, P.O. Box 29, 185028 Petrozavodsk, Republic of Karelia, Russia.
(8142) 76 9858

Rostov-on-Don Branch. Branch manager: **Liubov D. Bakholdina.**
Main office: Budionovsky Prospekt 97/243, 344011 Rostov-on-Don, Russia.
(8632) 44 2753

St. Petersburg Branch. Branch manager: **Vladimir V. Gladtchenko.**
Main office: 9th Liniya Vasilievskogo Ostrova 60, 199004 St. Petersburg, Russia.
(812) 328 0068

Saransk Branch. Branch manager: **Sergey V. Naumkin.**
Main office: Gagarina Ul. 99, 430027 Saransk, Russia.
(8342) 33 5025

Stavropol Branch. Branch manager: **Gennady Z.Zatykian.**
Main office: Karla Marksa Ul. 3/1a, 355008 Stavropol, Russia.
(8652) 28 2222

Volgograd Branch. Branch manager: **Sofia B. Zhilina.**
Main office: Nevskaya Ul. 11, 400087 Volgograd, Russia.
(8442) 32-1253
District offices:
Lenina Prospekt 97, 404120 Volzhsky,
Russia.
(8443) 27 6036
Pavshyh Boytsov Pl. 2, 400066 Volgograd, Russia.
(8442) 33 0777

Volgodonsk Branch. Branch manager: **Alexey D. Petrakov.**
Main office: Velikoy Pobedy Bouevar 38a, 347340 Volgodonsk, Russia.
(86392) 2 8929
District offices:
Lenina Ul. 60, 347360 Volgodonsk,
Russia.
(86392) 2 0457
Stroiteley Ul. 21, 347382 Volgodonsk, Russia.
(86392) 5 5156
Lenina Ul. 19, 347320 Tsimlyansk, Russia.
(86391) 2 1565
Gagarina Ul. 75, 347386 Volgodonsk, Russia.
(86392) 2 8929
Lenina Ul. 131/1, 346630 Semikarakorsk, Russia.
(86356) 2 2302

Yaroslavl Branch. Branch manager: **Aleksander S. Khabarin.**
Main office: Pushkina Ul. 2, block 2, 150000 Yaroslavl, Russia.
(0852) 72 7635

Yekaterinburg Branch. Branch manager: **Tatiana V. Bakounova.**
Main office: Khokhriakova Ul. 104, 620144 Yekaterinburg, Russia.
(3432) 22 0528
District office: Geroyev Truda Ul. 18, 623704 Beriozovsky,
Sverdlov Oblast, Russia.
(3469) 3 0170



V
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OZROZHDENIYE
ANK

an Federation

MAGADAN

KHABAROVSK

CASH OFFICE

ER MACHINE

Shares of the Bank

	State registration number	Face value, RUR	Number of issued shares
Ordinary nominal shares	10101439B	10	11 248 753
Preference nominal shares with fixed dividend	10401439B	10	1 294 505
Convertible preference nominal shares	10311439B	10	1 999 941

American Depositary Receipts

The ordinary shares of the Bank are available on the international capital market in the form of American Depositary Receipts (ADRs). ADRs were issued by the Bank of New York under a sponsored Level I Depositary Receipt programme. Issued ADRs amount to 3.78% of the Bank's share capital.

Trading Markets

Name of market	Share class	Traded since
Russian Trading System (RTS)	Ordinary nominal shares	May 1997
National Quotation System	Ordinary shares Preference nominal shares with fixed dividend Convertible preference nominal shares	October 2000 October 2000 October 2000
Moscow Interbank Foreign Currency Exchange (MICEX)	Ordinary nominal shares Preference nominal shares with fixed dividend	February 1998 February 1998
Berlin Stock Exchange	Level I American Depositary Receipts	July 1997
Frankfurt Stock Exchange	Level I American Depositary Receipts	August 1997
Stuttgart Stock Exchange	Level I American Depositary Receipts	November 2000

Transfer of shares

All the Bank's shares are registered shares. Instructions concerning transfers of ownership rights, change of address and other shareholders'
details must be submitted to the Transfer Agent and Registrar or authorized Depositary.

Transfer Agent and Registrar

OAO Avista Specialized Registrar

Licence No. 10-000-1-00271 granted by the Federal Commission for the Securities Market
on 24 December 2002
Address: 1 Gagarina Ul., 142300 Chekhov, Moscow Region, Russia
Postal address: 7/4 (Building 6), Luchnikov Pereulok, 101000 Moscow, Russia
Telephone: (7 095) 929 1861. Fax: (7 095) 929 1861

Depositary for ADRs

The Bank of New York
The Bank of New York, American Depositary Receipt Division
101 Barclay Ul., New York, NY, 10286
Telephone: (1 212) 815-5838. Fax: (1 212) 571-3505
Moscow Representative Office
17, Posledny Pereulok, Office 4, 103045 Moscow, Russia
Telephone: (7 095) 967-3110

Custodian for ADRs

ING Bank Eurasia ZAO
Address: 31 Krasnaya Presnya Ul., 123022 Moscow, Russia
Postal address: 31 Krasnaya Presnya Ul., 123022 Moscow, Russia
Telephone: (7 095) 755-5400. Fax: (7 095) 755-5499

Agent for ADRs

C.T. Corporation Systems
111 Eighth Avenue, New York, NY 10011 USA
Telephone: (1 212) 894-8570. Fax: (1 212) 894-8710

Additional Information for Shareholders

Vozrozdeniye Bank
Founded in 1991 on the basis of a specialized state institution – the Moscow Regional Department of the Agroprombank of the USSR.
Registered by the Central Bank of the Russian Federation on 12 April 1991.
General banking licence No. 1439.

Founders of the Bank

Domodedovo Civil Aviation Consolidated Company
Moskovsky Agro-Industrial Company
Belaya Dacha Agricultural Company
Tomilino Poultry Factory
Zhegalovo Agricultural Company
Ramensky Agro-Industrial Company
STUPEX Company
Mozhaisk Publishing and Printing Company
Mozhaisk Medical Instruments Industries
Volokolamsk Agro-Industrial Company
The Consumer Co-operatives' Union of Moscow Region
Department of Agriculture of the Moscow Region Government
Employees of the Bank

Information

The Bank's Statute, financial statements, the AGM's resolutions and other documentation may be inspected by shareholders at the offices of the Transfer Agent and Registrar.
Further information on the Bank can be found at: **www.vbank.ru.**
For more information about ADRs, please, visit The Bank of New York at: **www.bankofny.com**

Independent Auditors

PricewaterhouseCoopers Audit ZAO.
License for banking audit No. E 000376 granted by the Ministry of Finance on May 20, 2002.

Head Office

Postal Address: 7/4, Building 6, Luchnikov Pereulok, GSP 9,103696 Moscow, Russia

Telephone: (095)929 1888

Automated Information Sevice (095) 777 0888

Facsimile: (095) 929 1999

Telex: 414680 VBNK RU

E-mail: vbank@co.voz.ru

Website: www.vbank.ru

Wapsite: wap.vbank.ru

SWIFT: VBNKRUMM

REUTER DEALING: VOZM

SPRINT: VOZROGD.MOSC/CEA